Exhibit 99.2

RISK FACTORS

There are significant risks associated with the proposed merger. After completion of the merger, Pixelworks and Genesis Microchip will operate as a combined company in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond the combined company’s control. In addition to the other information contained in this joint proxy statement/prospectus or incorporated by reference into this document, including the risks contained in the reports filed by Pixelworks and Genesis Microchip with the Securities and Exchange Commission, you should carefully consider the risks described below before deciding how to vote your shares. Additional risks and uncertainties not currently known to Pixelworks and Genesis Microchip or that are not currently believed to be important to you, if they materialize, may also adversely affect the merger and the combined company.

Risks Related to the Merger

We may not be able to successfully integrate the businesses of Pixelworks and Genesis Microchip, which could harm our business and prevent us from realizing the anticipated financial benefits of the merger.

After the merger, we will need to integrate the operations of Pixelworks and Genesis Microchip. If we are unable to successfully complete this integration, our business may be harmed and we may not realize the anticipated financial benefits of the merger. This integration will require significant efforts, including:

•	implementation of a new organizational structure;

•	determination of product roadmaps;

•	consolidation of research and development activities;

•	coordination of worldwide sales and marketing efforts, including distribution channels;

•	retention of existing customers;

•	retention of management and other key employees;

•	integration of manufacturing operations;

•	retention of relationships with existing suppliers;

•	transition to common accounting and information technology systems; and

•	development and implementation of common controls, procedures and policies.

The difficulties we may encounter in our integration efforts may be compounded by factors such as:

•	our widely dispersed operations, located in California, Oregon, Canada, Taiwan, China, Japan, India and South Korea; and

•	our new organizational structure, under which neither company has previously operated.

We may not successfully integrate our operations in a timely manner, or at all, and we may not realize the anticipated financial benefits of the merger to the extent, or in the timeframe, anticipated. The expected financial benefits relate to cost savings associated with anticipated restructurings, other operational efficiencies and greater economies of scale. However, these anticipated financial benefits are based on projections and assumptions, not actual experience, and assume a successful integration. In addition to the integration risks discussed above, our ability to realize these financial benefits could be adversely impacted by practical or legal constraints on our ability to combine our operations.

Genesis Microchip stockholders will receive a fixed ratio of Pixelworks common stock for each share of Genesis Microchip common stock regardless of the market value of the Pixelworks common stock at the time of the completion of the merger.

In the merger, each share of Genesis Microchip common stock will be converted into the right to receive 2.3366 shares of Pixelworks common stock. There will be no adjustment to the exchange ratio and the parties do not have a right to terminate the merger agreement based upon changes in the market value of either Pixelworks common stock or Genesis Microchip common stock.

Market values of Pixelworks common stock and Genesis Microchip common stock have varied since Pixelworks and Genesis Microchip entered into the merger agreement and will continue to vary in the future. The dollar value of Pixelworks common stock that Genesis Microchip stockholders will receive upon completion of the merger will depend on the market value of Pixelworks common stock at the time of completion of the merger, which may be different from, or lower than, the closing price of Pixelworks common stock on the last full trading day preceding public announcement that Pixelworks and Genesis Microchip entered into the merger agreement, the last full trading day prior to the date of this joint proxy statement/prospectus or the date of the special meetings.

Genesis Microchip’s business could be seriously harmed if it fails to successfully resolve its patent litigation with Silicon Image and Pixelworks would not be able to terminate the merger.

In the event of a negative development in the patent litigation brought by Silicon Image, Inc. against Genesis Microchip, Pixelworks will not have the right to unilaterally terminate the merger agreement. The lawsuit alleges that certain products of Genesis Microchip infringe Silicon Image patents. Genesis Microchip believes it has meritorious defenses to Silicon Image’s claims. However, an unfavorable outcome to this litigation could force Genesis Microchip, or the combined company, to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	obtain a license to the relevant intellectual property, which license may not be available on reasonable terms, or at all;

•	incur substantial settlement costs; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

Based on Genesis Microchip’s revenues for the twelve months ended December 31, 2002, approximately 42% of Genesis Microchip’s revenues could be impacted by this patent litigation. If Genesis Microchip, or the combined company, is forced to take any of these actions, it may be unable to continue selling certain products which could impair the revenues of Genesis Microchip or the combined company.

Pixelworks’ business could be harmed if third parties cease developing new products or terminate current supply arrangements and Genesis Microchip would not be able to terminate the merger.

Pixelworks develops new products with significant assistance from Analog Devices, Inc. and relies on Infineon Technologies AG to manufacture a substantial portion of its products. For the twelve months ended March 31, 2003, products developed with Analog Devices represented 2% of Pixelworks’ revenues and products manufactured by Infineon represented 69% of Pixelworks’ revenues. In the event Analog Devices terminates projects under development or Infineon delivers a notice terminating its relationship with Pixelworks, Genesis Microchip will not have the right to unilaterally terminate the merger agreement. These events could result in one or more of the following:

•	inability of Pixelworks to complete development of certain products unless alternative technology sources were found;

•	termination of Pixelworks’ license agreement with Analog Devices; and

•	the need for Pixelworks to make a final purchase of product from Infineon to satisfy forecasts of customer demand until product is available from a new supplier.

If the Analog Devices license is terminated, Pixelworks, or the combined company, may be unable to develop certain classes of new products or to continue to manufacture and sell those products jointly developed with Analog Devices. If Pixelworks, or the combined company, needs to make a final purchase of product from Infineon, it may be unable to purchase a sufficient quantity of products to fulfill customer demand or it may purchase more inventory than it is able to resell. If any of these events occur, the business, costs, revenues and customer relationships of Pixelworks and of the combined company could be harmed.

Pixelworks and Genesis Microchip may be unable to obtain approval from antitrust authorities without material restrictions or conditions on the combined company’s business.

It is a condition to completing the merger that all waiting periods under applicable antitrust laws expire or are terminated. We may agree to restrictions or conditions, such as licenses or divestitures, imposed by antitrust authorities in order to obtain regulatory approval and these restrictions or conditions could harm the combined company’s operations. We will not seek shareholder approval of any restrictions or conditions unless it is required under applicable law.

The stock prices and businesses of Pixelworks and Genesis Microchip may be adversely affected if the merger is not completed.

If the merger is not completed, the price of Pixelworks common stock and Genesis Microchip common stock may decline to the extent that the current market prices of Pixelworks common stock and Genesis Microchip common stock reflect the market assumption that the merger will be completed. In addition, Pixelworks’ and Genesis Microchip’s businesses may be harmed to the extent that customers, suppliers and others believe the companies cannot effectively compete in the marketplace without the merger, or there is customer or employee uncertainty surrounding the future direction of the product and service offerings and strategy of Pixelworks or Genesis Microchip on a stand-alone basis.

Some of the directors and key employees of Pixelworks and Genesis Microchip have interests and arrangements that could have affected their decision to support or approve the merger.

The interests of some of the directors and key employees of Pixelworks and Genesis Microchip in the merger and their participation in arrangements that are different from, or in addition to, those of Pixelworks or Genesis Microchip shareholders generally could have affected their decision to support or approve the merger. The merger agreement provides for:

•	the acceleration of vesting of stock options for those directors of Pixelworks and Genesis Microchip who will not serve as directors of the combined company when the merger is consummated;

•	the execution of individual severance agreements for key employees of each of Pixelworks and Genesis Microchip providing for severance payments and accelerated vesting of stock options under certain circumstances;

•	the acceleration of vesting of certain stock options held by all directors and executive officers of Pixelworks after completion of the merger, which will have the effect of accelerating approximately 17% of the 1,476,295 aggregate unvested stock options held by such individuals as of May 21, 2003;

•	the provision of certain relocation benefits to an executive officer of Pixelworks; and

•	a supermajority vote of the board of directors of the combined company for the removal of certain officers of the combined company or a change in certain officers positions.

Shareholders should consider whether directors and officers may have been more likely to recommend the proposals relating to the merger than if they did not have these interests. A discussion of such factors is contained under the heading “Interests of Directors and Executive Officers of Pixelworks and Genesis Microchip in the Merger” beginning on page 57.

Pixelworks and Genesis Microchip may lose key customers because of uncertainties surrounding the merger.

Customers and suppliers of Pixelworks and/or Genesis Microchip may, in response to the announcement of the merger, delay or defer purchasing decisions, elect to switch suppliers or choose to terminate supply arrangements, any of which could harm the businesses of Pixelworks or Genesis Microchip if the merger is not completed or harm the business of the combined company if the merger is completed.

Pixelworks and Genesis Microchip may lose foundries, licensors, sales representatives, or other business partners because of uncertainties surrounding the merger.

Foundries, licensors, sales representatives and others doing business with Pixelworks or Genesis Microchip may experience uncertainty about their future role with the combined company or may elect not to continue business with the combined company, or may seek to modify the terms under which they do business in ways that are less attractive, more costly, or otherwise damaging to the business of the combined company, any of which could harm the businesses of Pixelworks or Genesis Microchip if the merger is not completed or harm the business of the combined company if the merger is completed.

Pixelworks and Genesis Microchip may lose employees because of uncertainties surrounding the merger.

Current and prospective employees may experience uncertainty about their future role with the combined company as a result of the merger. This may adversely affect the ability of Pixelworks or Genesis Microchip to attract and retain key management, marketing and technical personnel. The loss of or lack of continued efforts by key personnel could impair integration of Pixelworks and Genesis Microchip, product development and customer relationships, which could cause a decline in the sales of the combined company.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market price of the common stock of the combined company following the merger.

In accordance with accounting principles generally accepted in the United States, the combined company will account for the merger using the purchase method of accounting but will base the acquisition on Genesis Microchip’s historical financial statements as if Pixelworks is the acquired company. This will result in charges to earnings that could have a material adverse effect on the market price of the common stock of the combined company following completion of the merger. The portion of the estimated purchase price allocated to in-process research and development will be expensed by the combined company in the quarter in which the merger is completed. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger including, but not limited to, purchased developed technology, customer relationships and deferred stock-based compensation. Purchase accounting also requires the revaluation of tangible assets to their fair values which will result in charges to earnings of the combined company. In addition, the inherent gain on Pixelworks’ stock options on the date the merger is completed will be deferred and amortized to earnings over the remaining vesting periods. To the extent the value of goodwill or intangible assets with indefinite lives become impaired, the combined company may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, in-process research and development and potential impairment charges could have a material impact on the combined company’s results of operations.

Costs associated with the merger may harm the financial results of the combined company.

Pixelworks estimates that it will incur direct transaction costs of approximately $10.5 million in connection with the merger. Genesis Microchip estimates that it will incur direct transaction costs of approximately $5.1 million in connection with the merger. We may incur additional material costs in quarters following completion of the merger. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to Pixelworks’ shareholders, the combined company’s financial results could suffer and the market price of the combined company’s common stock could decline.

Risks Related to the Combined Company’s Business Following the Merger

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, you should consider the following risk factors related to the combined company. This discussion assumes that the merger has been completed.

The supermajority provisions contained in the merger agreement and agreements with certain employees may interfere with the board of directors’ and managements’ ability to effectively govern and manage the combined company.

Restrictions imposed by the organizational structure contemplated by the merger agreement and agreements with certain employees may impair the ability of the board of directors and management of the combined company to quickly and adequately respond to changes in the business environment, which may, in turn, harm the combined company’s operations.

For a period of twelve months after completion of the merger, the merger agreement requires a vote of at least 70% of the members of the board of directors to undertake certain actions, including:

•	changing the organizational structure of the combined company; and

•	approving the termination or replacement of certain key employees of the combined company.

In addition, each of Pixelworks and Genesis Microchip entered into change of control severance agreements with certain of their key employees. Although intended to retain these key employees by reducing their uncertainties about their role in the combined company, these agreements may restrict management’s ability to change roles and responsibilities in the combined company in a manner management might otherwise then deem appropriate.

The ability of the combined company to operate successfully depends in part on the continued service of key employees after the merger, and it may not be able to retain these employees.

Our success after the merger depends in part on the continued service of key Pixelworks and Genesis Microchip employees. Each of Pixelworks and Genesis Microchip has entered into employment agreements or post-employment non-competition agreements with certain, but not all, of their senior management and key employees. Employees of both Pixelworks and Genesis Microchip have the ability to terminate their employment relationship with Pixelworks, Genesis Microchip or the combined company at any time. If one or more key employees were to resign, the combined company could lose sales, experience delays in new product development and experience diversion of management resources. If the combined company cannot retain its key employees, its ability to operate may suffer. Because of the overlap in some positions, the uncertainty surrounding the new organizational structure, or changes in the reporting structure, we may lose some key employees.

If the market demand for flat panel monitor, projector and digital television products fails to grow, the combined company’s business may be harmed.

The combined company’s revenues will depend on the growth of the demand for flat panel monitor, projector and digital television products. If the market demand for these products does not grow, demand for our products may not grow and, as a result, revenues of the combined company may suffer. In addition, the development of digital television products is at an early stage and further development requires continued consumer willingness to adopt emerging digital technologies. The potential number of display products and the timing of their development is uncertain and will depend in particular upon:

•	a significant reduction in the costs of products;

•	the availability of components such as LCD panels, projector light sources and other components required to manufacture display products; and

•	the emergence of competing technologies or standards.

Pixelworks and Genesis Microchip expect that a substantial portion of the combined company’s revenues in the next year will be derived from sales to customers for flat panel monitor and projector products. The market for these and other potential products may not develop as expected, which could harm the combined company’s operating results.

As a result of the merger, some customers who purchased products from one or both of Pixelworks and Genesis Microchip prior to the merger may curtail or not do business with the combined company, which could cause a decline in the sales of the combined company.

Customers who have historically purchased products from one or both of Pixelworks and Genesis Microchip may seek additional or alternative solutions following the merger:

•	those customers who purchase products from both companies may diversify their purchases by purchasing products from other suppliers and reducing their purchases from the combined company; and

•	those customers who purchase from only one company may discontinue their relationship with the combined company for reasons outside of our control.

The loss or reduction in sales to historical customers of Pixelworks and Genesis Microchip would harm the business, financial condition and results of operations of the combined company.

Failure to diversify its product offerings may harm the combined company’s results of operations.

A substantial portion of Pixelworks’ and Genesis Microchip’s revenues are currently derived from sales of a limited number of products. Although following the merger, the combined company will have a more diverse product offering than either of Pixelworks or Genesis Microchip on a standalone basis, we expect that a small number of products will continue to account for a large portion of revenues of the combined company. If demand for such products decreases, our results of operations could be significantly harmed. In addition, if we are unable to successfully develop and market new products that diversify our revenue base, our future prospects will be diminished.

The combined company may make acquisitions, which involve numerous risks and if not successfully integrated, could harm its business.

Our growth is dependent on our ability to develop new products on a timely basis, which may require us to acquire other companies. Acquisitions are inherently risky, and no assurance can be given that future acquisitions, if any, will be successful and will not adversely affect the combined company’s business, operating results or financial condition. Failure to successfully integrate acquisitions made by us could materially harm the combined company’s business and operating results.

If the combined company’s products are not accepted, the combined company’s revenues will suffer.

The combined company’s success will depend on the extent to which its customers, manufacturers of flat panel monitors, projectors and digital television products elect to incorporate the combined company’s products into their own products. The combined company must design products for customers that continually require higher functionality at lower costs. The development process for these advances is lengthy and will require the combined company to accurately anticipate technological innovations and market trends. The failure of the combined company’s products to be accepted by these manufacturers for any reason could harm the combined company’s business.

Pixelworks and Genesis Microchip are developing digital television products that are designed to operate with certain current industry standards. In the event manufacturers adopt different standards that are not compatible with existing standards, the combined company will need to develop new products to operate successfully with such standards. Any failure to develop new products in a timely manner could impair the revenues of the combined company.

The combined company will face intense competition and may not be able to compete effectively.

The industries in which we will compete are extremely competitive, with a large number of established and start-up companies providing alternative products. The fragmented nature of these industries and the absence of standard component solutions will continue to facilitate entry by additional competitors. Competitors may offer solutions that our customers find more compelling in price or functionality in particular segments of these industries. Among the combined company’s competitors will be IChips Co., Ltd., Macronix International Co., Ltd., Mediatek Corp., Media Reality Technologies, Inc., Micronas Semiconductor Holding AG, Mstar Semiconductor, Inc., National Semiconductor Corp., Oplus Technologies Ltd., Realtek Semiconductor Corp., Silicon Image, Inc., Silicon Optix Inc., SmartASIC Technology, Inc., ST Microelectronics N.V., Topro Technology Inc., Trident Microsystems, Inc. and Trumpion Microelectronics Inc. The combined company will also compete against the semiconductor divisions or affiliates of some of its customers, including leading consumer electronics companies such as Matsushita Electric Industrial Co., Ltd., Mitsubishi Corporation, NEC Corporation, Sanyo Electric Co., Ltd, Sharp Corporation, Sony Corporation, Koninlijke Philips Electronics N.V., SAMSUNG Electronics, LG Electronics, Inc., and Toshiba Corporation, each of which designs and produces products competitive with our products, potentially creating a competitive disadvantage for the combined company. Competition from the companies discussed above and others will likely require the combined company to lower its prices to remain competitive, which could decrease its profit margins.

In addition, as the markets we serve expand, larger competitors with significant patent portfolios, multimedia expertise, and financial and operational resources to draw upon, such as ATI Technologies, Intel Corp., LSI Logic Corp., NVIDIA Corp. and Texas Instruments, Inc., may enter these markets. The combined company may not have adequate financial and operational resources available to compete effectively against these larger competitors.

The combined company may not be profitable.

The combined company may not be profitable because:

•	Pixelworks and Genesis Microchip’s expenses are predominantly fixed in the short term and substantially all their present customers order on a purchase order basis rather than on long term purchase commitments;

•	the combined company expects that it will need to decrease the prices of its products to remain competitive; and

•	the combined company will take certain non-cash charges in connection with the merger that will negatively affect the combined company’s profitability using accounting principles generally accepted in the United States.

Any failure to reduce spending in response to any unanticipated declines in revenues would harm the business, financial condition and results of operations of the combined company.

The loss of a large customer of the combined company may reduce the combined company’s revenues.

A substantial portion of Pixelworks’ and Genesis Microchip’s sales are derived from a limited number of large customers. If the combined company loses business from one or more large customers, the combined company’s revenues will be reduced, unless offset by additional sales to existing or new customers. Assuming the combined company had been in operation during the relevant period, for the nine months ended December 31, 2002, one customer of the combined company would have represented 19% of the combined company’s total revenue.

Pixelworks and Genesis Microchip expect that a small number of customers will continue to account for a large amount of the combined company’s revenues. All of Pixelworks’ and Genesis Microchip’s sales are made on the basis of purchase orders rather than long-term agreements so that any customer could cease purchasing products at any time without penalty.

If the combined company is unable to design and manufacture semiconductors cost-effectively and within specifications its business could be harmed.

The combined company’s products primarily consist of semiconductors, the design and manufacture of which is complex. In the past Pixelworks and Genesis Microchip have each encountered difficulties in designing and manufacturing their products. Failure to design and manufacture semiconductors cost-effectively and within specifications could harm our business by resulting in:

•	the inability to complete or sell products for which we have already incurred substantial manufacturing costs;

•	additional costs to redesign our products or to reimburse customers for the return of defective products;

•	damage to our reputation and customer relationships because of our inability to fulfill delivery obligations, or because of reliability, quality or compatibility problems;

•	diversion of technical resources to identify and resolve problems; or

•	product liability claims against us which may not be fully covered by insurance.

In addition, it is often difficult for semiconductor foundries to achieve acceptable product yields. Product yields depend on product design and the manufacturing process technology used in a particular semiconductor foundry. Since low yields or product deficiencies may result from either design flaws or manufacturing process difficulties, identification of yield problems may only occur when sufficient numbers are being produced to permit statistical analysis and test, and may occur after the shipment of product to customers.

The combined company’s reliance on subcontract manufacturing, assembly and test operations may harm its business.

Neither Pixelworks nor Genesis Microchip own wafer fabrication, assembly or testing facilities, and each relies on others to provide these services. Reliance on others for these services could harm our business resulting in:

•	reduced control over manufacturing costs and delivery schedules of products;

•	reduced control over quality assurance and supply of products;

•	political, environmental or health risks in the countries where the manufacturing facilities are located;

•	lack of adequate capacity during periods of excess demand; and

•	unauthorized use of intellectual property.

In addition, Genesis Microchip has a sole-source wafer manufacturing arrangement. A substantial portion of Pixelworks’ wafers are procured from a different supplier. The combined company may not be able to retain the benefits under the arrangement Genesis Microchip has with its sole-source wafer manufacturer because the combined company will likely procure wafers from multiple suppliers. If the combined company is unable to retain the benefits under the sole-source arrangement, the cost of goods sold could significantly increase and profit margins could be impaired.

Pixelworks’ and Genesis Microchip’s third-party wafer manufacturers, assembly and test subcontractors and significant customers are located in areas susceptible to natural disasters and public health risks.

The combined company’s customers and suppliers are concentrated in geographic areas that have experienced natural disasters such as floods and earthquakes. Natural disasters could directly or indirectly cause business interruptions in the combined company’s customers or suppliers, which could harm the combined company’s business. Pixelworks has experienced delays in obtaining products because of a flood near its wafer supplier in Germany. Genesis Microchip has experienced delays in obtaining products because of an earthquake in Taiwan.

Significant customers or suppliers of both companies are located in Asia, including China, Taiwan, Singapore, South Korea and Japan. Because of health concerns in countries in that region, including actions taken in response to severe acute respiratory syndrome, or SARS, and possible quarantines, the combined company’s sales and product support activities may be impaired which could adversely affect the combined company’s business. Customers located in China, Taiwan, South Korea and Japan were responsible for more than 80% of each of Pixelworks and Genesis Microchip’s revenue for the nine months ended December 31, 2002.

Failure to accurately forecast product demand could harm the business of the combined company.

Pixelworks and Genesis Microchip each make sales on the basis of purchase orders rather than long-term purchase commitments, which requires each to make forecast and demand assumptions. If, as a combined company, we overestimate customer demand, we may produce more than we are able to sell, and if we underestimate customer demand, we will forego revenue opportunities, lose market share and damage customer relationships. Our customers may cancel or defer purchase orders for reasons outside of our control, such as supply constraints for other components incorporated into their products or errors in their forecast of demand for their products.

The combined company will be subject to risks associated with international operations, which may harm our business.

Pixelworks and Genesis Microchip have significant design, manufacturing and sales operations in Canada, China, India, Japan, South Korea and Taiwan. These foreign operations subject us to a number of risks associated with conducting business outside of the United States, including the following:

•	unexpected changes in, delays or costs of obtaining or complying with existing or new legislative or regulatory requirements, including export licenses, tariffs, quotas and other trade barriers and restrictions;

•	political, military or economic risks associated with our operations outside the United States;

•	difficulties in maintaining sales representatives outside of the United States that are knowledgeable of the display applications industry, the video processing industry and our range of products;

•	potentially adverse tax consequences;

•	difficulties protecting intellectual property outside the United States;

•	transportation, travel and communication delays; and

•	risks associated with severe acute respiratory syndrome.

In addition, sales of Pixelworks’ and Genesis Microchip’s products have been denominated in United States dollars. An increase in the value of the United States dollar could increase the price of the combined company’s products so that they become relatively more expensive to customers in the local currency of a particular country, potentially leading to a reduction in the combined company’s revenues and profitability.

A breakdown in our information technology systems could cause a business interruption, impair our ability to manage our business or report results, or result in the unauthorized disclosure of our confidential and proprietary information.

Our information technology systems could suffer a sudden breakdown as a result of factors beyond our control, such as earthquakes, insecure connections or problems with our outside consultants who provide information technology services to us. If our information technology systems were to fail and we were not able to gain timely access to adequate alternative systems or back-up information, this could harm our ability to operate and manage our business and to report results in a timely manner. Also, any breach of our information systems by an unauthorized third party could result in our confidential information being made public or being used by a competitor, which could have a material adverse effect on our ability to realize the potential of our proprietary rights.

The effective tax rate of the combined company is uncertain, and may be higher than that experienced by the predecessor companies.

The impact of the merger on the overall effective tax rate of the combined company is uncertain, and may be higher than one or both predecessor companies experienced historically. Increases in tax rates would adversely affect financial results of the combined company, and therefore the company’s business. The combination of the operations of Pixelworks and Genesis Microchip may result in an overall effective tax rate for the combined company that is higher than either predecessor’s currently reported tax rate.

The combined company may be unable to adequately protect its intellectual property, which may harm our business.

Pixelworks and Genesis Microchip have each been issued patents and have a number of pending United States and foreign patent applications. However, we cannot assure you that any patent will be issued as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use the combined company’s products, or technology without authorization, develop similar technology independently or design around the combined company’s patents.

Our competitors may also be able to design around our patents. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect products or intellectual property rights to the same extent as the laws of the United States. There can be no assurance that the steps taken to protect our intellectual property rights will be adequate to prevent misappropriation of our technology or that competitors will not independently develop technologies that are substantially equivalent or superior.

Intellectual property infringement suits brought against us may significantly harm our business.

Genesis Microchip is a defendant in an intellectual property infringement suit, and the combined company may become a party to litigation in the future. Intellectual property litigation could force the combined company to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

If the combined company is forced to take any of these actions, it may be unable to manufacture and sell some of its products, which could harm its business.

Genesis Microchip is currently defending claims brought against it by Silicon Image, Inc., which alleges that certain Genesis Microchip products that contain digital receivers infringe various Silicon Image patent claims. The case is pending before the United States District Court for the Eastern District of Virginia. Silicon Image, Inc. is seeking an injunction to halt the sale, manufacture and use of Genesis Microchip’s DVI receiver chips and unspecified monetary damages. Trial was set for January 2003, but the trial was taken off the calendar of the court in December 2002 and has not been rescheduled. Since January 2003, the parties have filed case dispositive motions, which were heard by the court in March 2003. Genesis Microchip is currently awaiting the court’s ruling on these motions, which ruling could result in dismissal of the case against Genesis Microchip on terms that may be favorable or unfavorable to Genesis Microchip, setting the case for trial and/or entry by the court of other orders which we cannot predict. Genesis Microchip believes it has meritorious defenses to this claim. However, this or any future lawsuits could subject the combined company to a permanent injunction preventing it from selling selected products or incurring significant monetary damages. Based on Genesis Microchip’s revenue for the twelve months ended December 31, 2002, approximately 42% of Genesis Microchip’s revenues could be impacted by this patent litigation. Also, this kind of lawsuit, regardless of its outcome, is likely to be time-consuming and expensive to resolve and would divert management time and attention.

The combined company may be subject to judgments for securities class action suits.

Genesis Microchip is a defendant in a securities class action suit. Genesis Microchip believes it has meritorious defenses to the claims in the securities class action suit as well as adequate insurance coverage to cover any likely unfavorable outcome. However, this or any future securities class action suit could subject the combined company to judgments in excess of its insurance coverage and could harm the combined company’s business. In addition, this kind of lawsuit, regardless of its outcome, is likely to be time-consuming and expensive to resolve and may divert management time and resources.

General economic conditions may reduce the combined company’s revenues and harm its business.

As the businesses of Pixelworks and Genesis Microchip have grown, the companies are increasingly subject to risks arising from adverse changes in domestic and global economic conditions. Because of the current worldwide economic slowdown, many industries are delaying or reducing technology purchases. As a result, if economic conditions worsen or if a wider or global economic slowdown occurs, reduced orders and shipments may cause the combined company to fall short of its revenue expectations for any given period and may result in the combined company carrying increased inventory. These conditions would negatively affect its business and results of operations. If the combined company’s inventory builds up as a result of order postponement, it would carry excess inventory that is either unusable or that must be sold at clearance prices which will harm its revenues. In addition, weakness in the technology market could negatively affect the cash flow of customers who could, in turn, delay paying their obligations to the combined company. This would increase the combined company’s credit risk exposure that could harm its financial condition.

The issuance of additional Pixelworks shares may reduce Pixelworks’ stock price.

As of May 21, 2003, Genesis Microchip had approximately 31,276,061 common shares outstanding and outstanding options to purchase 7,600,263 shares of common stock, which will convert into 73,079,644 shares of Pixelworks common stock and options to purchase 17,758,775 shares of Pixelworks common stock. If the combined company’s earnings per share are less than what the Pixelworks earnings per share would have been if it had not acquired Genesis Microchip, Pixelworks’ stock price could decrease until the combined company achieves revenue growth or cost savings sufficient to offset the dilutive effect of the merger. There can be no assurance that the combined company will achieve revenue growth or cost savings or that you will achieve greater returns as a shareholder of the combined company than as a Pixelworks shareholder or Genesis Microchip stockholder before the merger.

The market price and trading volume of Pixelworks’ and Genesis Microchip’s stock has fluctuated substantially and the combined company’s stock price and volume are likely to continue to do so.

The stock market has experienced large price and volume fluctuations that have affected the market price of many companies and have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may adversely affect the market price and trading volume of the combined company’s common stock in the future. The market price and trading volume of the combined company’s common stock may fluctuate significantly in response to a number of factors, including:

•	actual or anticipated fluctuations in the combined company’s operating results;

•	changes in expectations as to the combined company’s future financial performance;

•	changes in financial estimates of securities analysts;

•	changes in market valuations of other companies;

•	announcements by the combined company or its competitors of significant technical innovations, design wins, contracts, standards or acquisitions;

•	the operating and stock price performance of other comparable companies; and

•	the number of shares of the combined company that are available for trading by the public and the trading volume of its shares.

Due to these factors, the price of the combined company’s stock may decline and the value of your investment would be reduced. In addition, the stock market experiences volatility often unrelated to the performance of particular companies. These market fluctuations may cause the combined company’s stock price to decline regardless of its performance.

Terrorist acts and acts of war may seriously harm the combined company’s business, revenues, costs, expenses and financial condition.

Terrorist acts or acts of war, wherever located around the world, may cause damage or disruption to the combined company, its employees, facilities, partners, suppliers, distributors and resellers, and customers, which could significantly impact the combined company’s business, revenues, costs, expenses and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially harm the combined company’s business and results of operations. The long-term effects on the combined company of the September 11, 2001 attacks are unknown. The potential for future terrorist attacks, the national and international responses to terrorist attacks, hostilities in the Middle East, including Iraq, and other acts of war or hostility, especially in the Korean peninsula, have created economic and political uncertainties, which could adversely affect the business and results of operations of Pixelworks, Genesis Microchip or the combined company in ways that cannot be predicted. In addition, as companies with headquarters and significant operations located in the United States, any of Pixelworks, Genesis Microchip or the combined company may be impacted by actions against the United States. The combined company may not be insured for losses and interruptions caused by terrorist acts and acts of war.